[Cooley Godward Kronish LLP Letterhead]

VIA EDGAR

October 7, 2008

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gran Tierra Energy Inc. Registration Statement on Form S-3 File No. 333-153376 Filed September 9, 2008 Preliminary Proxy Statement on Schedule 14A, as revised File No. 1-34018 Filed September 30, 2008

Dear Mr. Schwall:

On behalf of Gran Tierra Energy Inc. (“Gran Tierra”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 7, 2008, with respect to the registration statement and preliminary proxy statement referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter. Capitalized terms not defined in this letter have the meanings assigned to them in the Preliminary Proxy Statement.

Form S-3

1.	Briefly explain to us why you believe that Form S-3 is the appropriate form on which to register this transaction.

We believe that Gran Tierra should be able to use Form S-3 to register the shares of Gran Tierra common stock issuable upon redemption, retraction or other exchange of the GTE-Solana Exchangeable Shares for the following reasons:

a. The Joint Proxy Statement on Schedule 14A relates to the authorization to issue the GTE-Solana Exchangeable Shares and shares of Gran Tierra common stock in the transaction with Solana. These issuances will be made pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended. As a result, no registration of the issuance of these shares is required, and the use of Schedule 14A is appropriate. As a result, only the issuance of the Gran Tierra common stock upon redemption, retraction or other exchange of the GTE-Solana Exchangeable Shares requires registration, a process that will occur from time to time over the next five years.

b. We have reviewed precedent in exchangeable share transactions and have seen both Form S-4 and Form S-3 used. For example, in the Molson/Coors transaction (SEC Reg. No. 333-120776), Form S-3 was used in the same manner as contemplated in the Gran Tierra / Solana transaction.

c. The Form S-3 is being filed under General Instruction I.B.4.(a)(3) to cover the issuances of Gran Tierra common stock upon redemption, retraction or other exchange of the GTE-Solana Exchangeable Shares. Nancy Wojtas of our firm had previously confirmed with Celeste Murphy (who consulted with Anne Nguyen-Parker in the branch) regarding the structure of the transaction, and Ms. Murphy confirmed that the structure was acceptable so long as the Form S-3 was declared effective prior to the mailing of the Joint Proxy Statement to the holders of Gran Tierra common stock and Solana common shares (including the Solana stockholders who receive the GTE-Solana Exchangeable Shares). Therefore, the issue regarding the availability of Form S-3 was resolved through the Staff’s interpretation of availability and, in reliance on this, Gran Tierra structured the transaction using Form S-3.

d. The use of Form S-4 appears to be impracticable and inappropriate in this transaction, as the Form S-4 is a cumbersome document and would provide a whole host of irrelevant information to a holder of GTE-Solana Exchangeable Shares. The GTE-Solana Exchangeable Shares will be outstanding for up to five years. Much of an Form S-4 registration statement would contain information relevant to making a decision as to whether to approve the transaction, but irrelevant to whether, once the stockholder is a holder of GTE-Solana Exchangeable Shares, to redeem, retract or otherwise exchange the GTE-Solana Exchangeable Shares. Form S-3 would provide the information relevant to a holder of GTE-Solana Exchangeable Shares without all of the extraneous information. A review of precedent has shown companies that use Form S-4 then later convert to Form S-3 after the transaction is completed. It appears to be a meaningless exercise to file a Form S-4 and then convert it to a Form S-3, and therefore it would be appropriate to use the form which could be used once the transaction is completed (as, obviously, no use of the registration statement would be used prior to the closing of the transaction).

Income Tax Consequences, Page 8

2.
If the tax consequences are material to investors, obtain and file opinions of tax counsel that clearly indicate the tax consequences. In that regard, do not suggest that the disclosure you provide is a “discussion [that] is of a general nature only” or that you disclose merely a “fair and accurate summary of the anticipated material” tax consequences. Make clear in each case what portion of the disclosure you provide constitutes counsel’s opinion. If counsel is unable to render any type of opinion, including a reasoned opinion, disclose why that is the case and eliminate any suggestion that an opinion is being rendered. We note for example the disclosure at page 13. See Item 601(b)(8) of Regulation S-K.

The tax consequences of the transaction could be material to investors. If the transaction is considered a taxable transaction by the IRS, investors could have taxable gain but would not receive cash with which to pay their taxes.

In response to the Staff’s comment, the tax disclosure language will be revised to address the second sentence of the comment (i.e., the language regarding the “general nature” of the discussion and that the discussion is merely a “fair and accurate summary” will be deleted). Language will be added to the discussion of Canadian Federal Income Tax Consequences, on page 9, encouraging investors to consult their own tax advisors regarding their particular circumstances. Specifically, the second paragraph on page 9 will be revised to add to the end thereof the following sentence in bold text:

“Holders of exchangeable shares should consult their own tax advisors having regard to their particular circumstances.”

In addition, the next paragraph beginning with “This discussion is of a general nature . . .” will be deleted.

The tax disclosure language on page 11 will be revised to clarify that the entire discussion under the heading “Material U.S. Federal Income Tax Consequences of the Retraction, Redemption or Purchase of Exchangeable Shares” is the opinion of U.S. counsel, by revising the first paragraph thereof to read in its entirety as follows:

“The following discussion in this section entitled “Material U.S. Federal Income Tax Consequences of the Retraction, Redemption or Purchase of Exchangeable Shares” is the opinion of Cooley Godward Kronish LLP, U.S. counsel to Gran Tierra Energy, Inc., with respect to the material U.S. federal income tax consequences to U.S. Holders of exchangeable shares who exchange their exchangeable shares for shares of Gran Tierra common stock in a retraction (a voluntary exchange initiated by a holder of exchangeable shares), redemption (an exchange initiated by Exchangeco to redeem the exchangeable shares) or purchase (a purchase of exchangeable shares by Exchangeco for cancellation) pursuant to the terms set forth in the Provisions Attaching to the Exchangeable Shares (Schedule A in the Plan of Arrangement). This discussion does not address any tax consequences arising under the income or other tax laws of any state, local or foreign jurisdiction or any tax treaties. It is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions discussed below and the tax consequences of a retraction, redemption or purchase transaction.”

The disclosure language on page 13 that was cited in the Staff’s comment is intended to inform the reader that there are two alternative tax positions that could apply to the transaction. The disclosure language will be revised to clarify that the tax consequences of each alternative is described as part of the opinion, by revising the first paragraph thereof to read in its entirety as follows:

“There is no direct authority addressing the proper characterization of financial instruments with characteristics similar to the exchangeable shares and their ancillary rights for U.S. federal income tax purposes. As a consequence, it is not possible to determine whether the exchangeable shares will be treated as shares of Exchangeco stock or shares of Gran Tierra common stock for U.S. federal income tax purposes, and, accordingly, Cooley Godward Kronish LLP is unable to express an opinion with respect to which such treatment will apply. Because the U.S. federal income tax consequences of a retraction, redemption or purchase transaction will depend on such treatment, it is only possible to describe the consequences of each alternative treatment.”

Preliminary Proxy Statement on Schedule 14A

Gran Tierra Proposal 3, Page 174

3.
Although this proposal relate to an amendment to the fourth article of your articles of incorporation, it appears to deal with two different matters. Namely, you are asking stockholders to approve both (1) an increase in the number of authorized shares and (2) reducing to majority from unanimous the level of board approval required to issue common stock. Please unbundle these two proposals, and make the appropriate changes to the proxy statement and proxy card. See Rule 14a-4(a)(3) of Regulation 14A and the Division of Corporation Finance’s September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations. Clearly describe each separate matter to be voted upon under its own caption in the proxy statement. See Rule 14a-5(a).

Gran Tierra will amend the Preliminary Proxy Statement to cause Proposal 3 to be two proposals, namely: (a) Proposal 3 will be an amendment to Gran Tierra’s articles of incorporation solely to increase the number of shares of authorized common stock, and (b) a new Proposal 4 will be added to be an amendment to Gran Tierra’s articles of incorporation solely to change the voting requirement by the Board of Directors to approve the issuance of Gran Tierra common stock.

* * * *

Please do not hesitate to call me at (650) 843-5191, or Nancy Wojtas of our firm at (650) 843-5191, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Brett White

Brett White

cc:	Dana Coffield, Chief Executive Officer and President, Gran Tierra Energy Inc. Martin Eden, Chief Financial Officer, Gran Tierra Energy Inc. Nancy Wojtas, Cooley Godward Kronish llp